UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

             Buenos Aires, october 10th 2018

GAL NOTE N° 155/18

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSAS Y MERCADOS ARGENTINOS S.A.

Buenos Aires Securities Market

Technical and Marketable Securities Management

Sarmiento 299

Ref:            EDENOR S.A. – Material Fact

Supervisory Comittee Member Resignation

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”), in compliance with the applicable regulation, in order to inform that on the date of this note, the Company received the resignation, based on personal reasons, from Mr. Santiago Lucas Jonas Aguilar to the position of Alternate Director for which he had been appointed in the Regular and Extraordinary General Assembly held on april 26th 2018 by our class B and C shareholders. Said resignation is not malicious or untimely, nor does it affect the normal functioning of the Body . Said resignation is effective as of today and shall be offered for the consideration of the Company’s Board of Directors in its next meeting.

Yours faithfully,

Carlos Ariosa

Attorney in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 2, 2018